UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HarbourVest Private Investments Fund

(Name of Filing Person(s) (Issuer))

Class A Shares

(Title of Class of Securities)

41166N103

Class D Shares

(Title of Class of Securities)

41166N202

Class I Shares

(Title of Class of Securities)

41166N301

Monique Austin

One Lincoln Street

Suite 1700

Boston, MA 02111

617-348-3707

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Rajib Chanda

Ryan P. Brizek

Matthew C. Micklavzina

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

May 15, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.

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HarbourVest Private Investments Fund (the “Fund”) is offering to repurchase Shares (as defined below) in the Fund (the “Offer”) in an amount up to approximately 5.00% of the net assets of the Fund as of March 31, 2026 from shareholders of the Fund (the “Shareholders”) at their net asset value as of the Valuation Date (as defined below). The net asset value of the Fund will equal, unless otherwise noted, the value of the total assets of the Fund (including the net asset value of each class of Shares, including interest accrued but not yet received), less all of its liabilities (including accrued fees and expenses, dividends payable and any borrowings of the Fund) calculated as of the Valuation Date (as defined below), subject to any Early Repurchase Fee (as defined below) due to the Fund in connection with the repurchase. As used in this Schedule TO, the term “Share” or “Shares” refers to the shares of beneficial interest of the Fund or portions of Shares, including fractions thereof, as the context requires, that constitute the three classes of Shares that currently are outstanding, designated as Class A, Class D and Class I, that are tendered by Shareholders pursuant to the Offer. The net asset values of Class A Shares, Class D Shares and Class I Shares will be calculated separately based on the fees and expenses applicable to each class. As of the close of business on March 31, 2026, the net asset value of the Fund was $652,957,755.80 and there were 64,228,680.893 Shares outstanding, comprised of 112,011.757 Class A Shares, 1,018.507 Class D Shares and 64,115,650.629 Class I Shares. The net asset value per Class A Share, Class D Share and Class I Share as of the close of business on March 31, 2026 was $10.15, $10.17 and $10.17, respectively. Shareholders that desire to tender a Share for repurchase must do so by 11:59 p.m., Eastern Time on June 16, 2026 (the “Offer Expiration Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees (the “Board”). The later of the Offer Expiration Date or the latest time and date that the Fund designates as the deadline and expiration date for Shareholders to tender a Share for repurchase is called the “Notice Due Date,” and is the date upon which the Offer expires. The net asset value of Shares will be calculated for this purpose as of June 30, 2026, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”). Repurchases will be processed on the business day immediately following the Valuation Date.

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The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Shares during the Fund’s audit for the fiscal year ending on or after the Valuation Date and, as set forth below, may hold back up to 5% of the total amount due to all tendering Shareholders to be remitted following the completion of the audit, which the Fund expects will be completed within 60 days of the fiscal year-end, and with such net asset value calculation being subject to adjustment as a result of the Fund’s annual audit or any other corrections to the Fund’s net asset value as of the Valuation Date for the repurchase. Since the Fund’s current fiscal year ends on March 31, 2027, the Fund expects that the audit will be completed by the end of May 2027.

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A Shareholder may tender all its Shares or a portion of its Shares. A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000. Such minimum ownership requirement may be waived by the Board, in its sole discretion. If such requirement is not waived by the Board, the Fund may redeem all of the Shareholder’s Shares. To the extent a Shareholder seeks to tender all of the Shares they own and the Fund repurchases less than the full amount of Shares that the Shareholder requests to have repurchased, the Shareholder may maintain a balance of Shares of less than $10,000 following such Share repurchase. See Item 4(a)(1)(ii).

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A Shareholder who tenders Shares prior to holding such Shares for 12 consecutive months may be subject to an “Early Repurchase Fee” payable to the Fund equal to 2.00% of the dollar amount of Shares requested to be repurchased, to be netted against withdrawal proceeds.

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Partial Shares will be repurchased on a “first in-first out” basis (i.e., Shares repurchased will be deemed to have been taken from the earliest purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until all such Shares have been repurchased, and then from each subsequent purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until such Shares are repurchased).

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The Fund will provide payment to each Shareholder whose Shares have been accepted for repurchase an amount equal to at least 95% of the value of the repurchased Shares, determined as of the Valuation Date in the manner specified above, within 65 days of the Notice Due Date. The Fund may hold back a portion of the amount due to all tendering Shareholders, which shall not exceed 5% of the total amount due to all tendering Shareholders. If there is such a holdback, the second and final payment for the balance due shall be paid no later than two business days after the filing of the annual audit of the Fund’s financial statements for the fiscal year in which the applicable repurchase is effected, with such balance being subject to adjustment as a result of the Fund’s annual audit or as a result of any other corrections to the Fund’s net asset value as of the Valuation Date for the repurchase. See Item 4(a)(1)(ii).

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The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which such Valuation Date occurred. See Item 4(a)(1)(ii). If, based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, it is determined that the value at which the Shares were repurchased was incorrect, the Fund shall decrease such Shareholder’s account balance by the amount of any overpayment and redeem for no additional consideration a number of Shares having a value equal to such amount, or increase such Shareholder’s account balance by the amount of any underpayment and issue for no additional consideration a number of Shares having an aggregate value equal to such amount, as applicable, in each case as promptly as practicable following the completion of such audits. See Item 4(a)(1)(ii).

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The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered. If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for Shares it repurchases from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from redeemable investment funds in which the Fund invests, or borrowings. The repurchase amount will be paid entirely in cash, subject to any Early Repurchase Fee due to the Fund in connection with the repurchase. See Item 4(a)(1)(ii).

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Shareholders that desire to tender Shares for repurchase must do so by 11:59 p.m., Eastern Time, on June 16, 2026 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to July 14, 2026 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date. See Item 4(a)(1)(vi).

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State Street Bank and Trust Company (“State Street”) serves as the Tender Offer Administrator. If a Shareholder would like the Fund to repurchase all or some of its Shares, it should complete and sign the Letter of Transmittal to HarbourVest Private Investments Fund c/o State Street Transfer Agency, 1776 Heritage Drive, North Quincy, MA 02171, Mailstop: JAB0340 or by e-mailing harbourvestta_inq@statestreet.com, so that it is received before 11:59 p.m., Eastern Time, on June 16, 2026. If you would like to participate in the Offer, and your Shares are held through a financial intermediary, such as a financial adviser, custodian, broker/dealer, or other nominee (each, a “Financial Intermediary”), please ask your Financial Intermediary to submit the Letter of Transmittal on your behalf. You may be charged a transaction fee for this service by your Financial Intermediary. Please consider any processing time that may be needed prior to the Offer Expiration Date. Each Financial Intermediary may establish its own specific deadline for receipt of completed tender request materials from its clients. The value of the Shares will likely change between March 31, 2026 (the most recent net asset value available prior to the date of this filing) and the Valuation Date, the date as of which the value of the Shares being repurchased will be determined. See Item 2(b). Shareholders desiring to obtain the estimated net asset value of their Shares may contact State Street, the Fund’s transfer agent at (617) 662-7100 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 6:00 p.m. (Eastern Time).

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Please note that just as each Shareholder has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Please also note that although the Offer is scheduled to expire on June 16, 2026 (unless it is extended), a Shareholder that tenders all of its Shares will remain a Shareholder of the Fund through the Valuation Date, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for repurchase.

ITEM 2. ISSUER INFORMATION.

(a) The name of the issuer is “HarbourVest Private Investments Fund”. The Fund is organized as a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The principal executive office of the Fund is located at One Lincoln Street, Suite 1700, Boston, MA 02111 and its telephone number is (617) 348-3707.

(b) The title of the securities that are the subject of the Offer is shares of beneficial interest, or portions thereof, in the Fund. The Fund offers three classes of Shares: Class A, Class D and Class I. As of the close of business on March 31, 2026, the net asset value of the Fund was $652,957,755.80 and there were 64,228,680.893 Shares outstanding, comprised of 112,011.757 Class A Shares, 1,018.507 Class D Shares and 64,115,650.629 Class I Shares. The net asset value per Class A Share, Class D Share and Class I Share as of the close of business on March 31, 2026 was $10.15, $10.17 and $10.17, respectively. Subject to the conditions set out in the Offer, the Fund will repurchase Shares in an amount up to approximately 5.00% of the net assets of the Fund as of March 31, 2026 that are tendered by and not withdrawn by shareholders as described above in Item 1.

(c) There is no established trading market for the Shares, and any transfer of Shares is strictly limited by the terms of Fund’s Second Amended and Restated Agreement and Declaration of Trust dated February 28, 2025 (as it may be amended from time to time, the “Declaration of Trust”).

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person is “HarbourVest Private Investments Fund” (previously defined as the “Fund”). The Fund’s principal executive office is located at One Lincoln Street, Suite 1700, Boston, MA 02111 and its telephone number is (617) 348-3707. The investment adviser of the Fund is HarbourVest Registered Advisers L.P. (the “Adviser”). The principal executive office of the Adviser is located at One Lincoln Street, Suite 1700, Boston, MA 02111. The trustees on the Fund’s Board (the “Trustees”) are Monique Austin, Jeffery Christian, and Thomas Higgins. The address for the Board is One Lincoln Street, Suite 1700, Boston, MA 02111.

ITEM	4. TERMS OF THE TENDER OFFER.

(a) (1)(i) Subject to the conditions set out in the Offer, the Fund will repurchase Shares in an amount up to approximately 5.00% of the net assets of the Fund as of March 31, 2026 that are tendered by shareholders by 11:59 p.m., Eastern Time, on June 16, 2026 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii) The value of the Shares tendered to the Fund for repurchase will be based on the net asset value per Share as of the close of business on June 30, 2026, or, if the Offer is extended, as of any later Valuation Date subject to reduction for all fees, including any Early Repurchase Fee due to the Fund in connection with the repurchase, any required tax withholding and other liabilities of the Fund to the extent accrued or attributable to the Share or portion thereof being repurchased. See Item 4(a)(1)(v) below.

A Shareholder may tender all its Shares or a portion of its Shares. A 2.00% early repurchase fee may be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s repurchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. An early repurchase fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate an early repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act, and the Fund’s waiver of, scheduled variation in, or elimination of, the early repurchase fee will apply uniformly to all Shareholders regardless of Share class. A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000. Such minimum ownership requirement may be waived by the Board, in its sole discretion. If such requirement is not waived by the Board, the Fund may redeem all of the Shareholder’s Shares. To the extent a Shareholder seeks to tender all of the Shares they own and the Fund repurchases less than the full amount of Shares that the Shareholder requests to have repurchased, the Shareholder may maintain a balance of Shares of less than $10,000 following such Share repurchase.

The Fund will provide payment to each Shareholder whose Shares have been accepted for repurchase an amount equal to at least 95% of the value of the repurchased Shares, determined as of the Valuation Date in the manner specified above, within 65 days of the Notice Due Date. The Fund may hold back a portion of the amount due to all tendering Shareholders, which shall not exceed 5% of the total amount due to all tendering Shareholders. If there is such a holdback, the second and final payment for the balance due shall be paid no later than two business days after the filing of the annual audit of the Fund’s financial statements for the fiscal year in which the applicable repurchase is effected, with such balance being subject to adjustment as a result of the Fund’s annual audit or as a result of any other corrections to the Fund’s net asset value as of the Valuation Date for the repurchase. The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which such Valuation Date occurred. If, based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, it is determined that the value at which the Shares were repurchased was incorrect, the Fund shall decrease such Shareholder’s account balance by the amount of any overpayment and redeem for no additional consideration a number of Shares having a value equal to such amount, or increase such Shareholder’s account balance by the amount of any underpayment and issue for no additional consideration a number of Shares having an aggregate value equal to such amount, as applicable, in each case as promptly as practicable following the completion of such audits.

The repurchase amount will be paid entirely in cash, subject to any Early Repurchase Fee due to the Fund in connection with the repurchase.

(iii) The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on June 16, 2026. Shareholders that desire to tender a Share for repurchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board.

(iv) Not applicable.

(v) At the absolute discretion of the Board, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for repurchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated May 15, 2026, and, in the event of such cancellation, not to repurchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Shareholders.

(vi) Until the Notice Due Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m., Eastern Time, June 16, 2026 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Shareholder’s tender of shares on or prior to July 14, 2026 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to State Street to the attention of HarbourVest Private Investments Fund, at the address set out on the first page of the Letter of Transmittal or by e-mailing harbourvestta_inq@statestreet.com. The completed and executed Letter of Transmittal must be received by State Street, by no later than 11:59 p.m., Eastern Time, on June 16, 2026 (or if the Offer is extended, by any later Notice Due Date). If you would like to participate in the Offer, and your Shares are held through a Financial Intermediary, please ask your Financial Intermediary to submit the Letter of Transmittal on your behalf. You may be charged a transaction fee for this service by your Financial Intermediary. Please consider any processing time that may be needed prior to the Offer Expiration Date. Each Financial Intermediary may establish its own specific deadline for receipt of completed tender request materials from its clients. For all documents sent by physical mail, the Fund recommends that documents be submitted to State Street by certified mail, return receipt requested.

Any shareholder tendering a Share pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by State Street at the physical or e-mail address set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby repurchased) Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to repurchase such Shares.

(ix) If Shares in excess of 5.00% of the net assets of the Fund as of March 31, 2026 are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion either: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x) The repurchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. A reduction in the aggregate assets of the Fund may result in shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares repurchased pursuant to the Offer may also require the Fund to raise cash to accommodate the tender by liquidating portfolio holdings earlier than the Fund’s Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related or operating expenses.

(xi) Not applicable.

(xii) The following discussion is a general summary of the material federal income tax consequences of the repurchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a repurchase of their Shares by the Fund pursuant to the Offer.

The repurchase of Shares is a taxable event on which a gain or loss may be recognized. The amount of gain or loss is based on the difference between your tax basis in the Shares and the amount you receive for them upon disposition. Generally, you will recognize long-term capital gain or loss if you have held your Shares for over twelve months at the time you dispose of them. Gains and losses on Shares held for twelve months or less will generally constitute short-term capital gains, except that a loss on shares held six months or less will be recharacterized as a long-term capital loss to the extent of any capital gains distributions that you have received on the shares. A loss realized on a sale or exchange of Shares may be disallowed under the so-called “wash sale” rules to the extent the Shares disposed of are replaced with other Shares within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in the Shares. If disallowed, the loss will be reflected in an increase to the basis of the Shares acquired.

The Fund is required to compute and report your cost basis to the Internal Revenue Service and furnish to you cost basis information when your Shares are repurchased. The Fund has elected to use the “first in-first out” method unless you instruct the Fund to use a different IRS-accepted cost basis method or choose to specifically identify your Shares at the time of each sale or exchange. If you have previously redeemed or sold some of your Shares under the average cost method, your ability to elect an alternate method may be limited. Additionally, if your account is held through a Financial Intermediary, they may select a different cost basis method. In these cases, please contact your Financial Intermediary to obtain information with respect to the available methods and elections for your account. You should carefully review the cost basis information provided by the Fund with your own tax advisor and make any additional basis, holding period or other adjustments that are required when reporting these amounts on your federal and state income tax returns. The Fund is not responsible for the inclusion in cost basis reporting of any amounts paid with respect to your Shares other than those received by the Fund, for errors in cost basis reporting provided by your Financial Intermediary, or for any other adjustments to your basis which the Fund is not required by law to report.

(b) Not applicable.

(c) Any Shares to be repurchased from any Trustee, officer, manager or affiliate of the Fund will be on the same terms and conditions as any other repurchase of Shares. To the Fund’s knowledge, none of the officers, Trustees, or affiliates of the Fund intends to tender Shares in the Offer.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), and the Declaration of Trust, provide that the Board has the discretion to determine whether the Fund will repurchase Shares from Shareholders from time to time pursuant to written tenders, and that one of the factors the Board will consider in making such determination is the recommendations of the Adviser. The Registration Statement also states that the Adviser intends to recommend that, in normal market circumstances, the Fund’s Board conduct quarterly repurchase offers of no more than 5% of the Fund’s net assets. The Fund commenced operations on April 1, 2025 and previously made offers to repurchase Shares from Shareholders.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Adviser, the Fund’s officers or members of the Board or any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund; and (ii) any other person, with respect to the Shares.

ITEM	6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set out in the Registration Statement and the Declaration of Trust.

(b) Shares that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in an increase in the expense ratios of remaining Shares in the Fund (assuming no further issuances of Shares). The Fund currently expects that it will accept subscriptions for Shares as of the first business day of each month, but is under no obligation to do so, or at such other times as determined in the discretion of the Board.

(c) None of the Fund, the Adviser or the Board or any person controlling the Fund, the Adviser or Board has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer, except that we may fill any existing vacancies on the Board; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first business day of each month or at such other times as determined in the discretion of the Board), or the disposition of Shares (other than through periodic discretionary solicitations of tender offers, including the Offer); or (7) any changes in the Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM	7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the amount offered for the repurchase of Shares pursuant to the Offer, which will not exceed 5.00% of the net assets of the Fund as of March 31, 2026 (unless the Fund elects to repurchase a greater amount as described in Item 4(a)(1)(ix)), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from redeemable investment funds in which the Fund invests, or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash, (2) liquid securities, or (3) shares in specific investment funds in which the Fund invests that issue redeemable securities (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of any Shares tendered.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the Adviser or the Board or any person controlling the Fund, the Adviser or Board has determined at this time to borrow funds to repurchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the repurchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Shareholders, from withdrawals of its capital from the redeemable investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM	8. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of March 31, 2026, the following persons beneficially owned the number of Shares indicated in the table below.

Person	Shares	Percentage of the Fund’s Outstanding Shares
HarbourVest Partners L.P.	566,970.37	0.88%
Adviser	0	0%
Monique Austin	0	0%
Peter Mahoney	0	0%
Daniel Chisholm	0	0%
Adam Freedman	0	0%
Nicholas Misciagna	0	0%
Eric Hutson	0	0%
Jeffrey Coleman	0	0%
Jeffrey Christian	0	0%
Thomas Higgins	0	0%

Addresses for each of the persons listed above are provided in Item 3.

(b) As reported on Form 4 filed with the SEC on April 24, 2026, HarbourVest Partners L.P. converted all of its Class A common shares of the Fund into Class I common shares, at its request, based on the net asset value of the Class I shares as of March 31, 2026. Other than transactions conducted pursuant to the continuous offering of Shares, there have been no other transactions involving Shares that were affected during the past 60 days by the Fund, the Adviser, any member of the Board or any person controlling the Fund, the Adviser or the Board.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

(a) (1) The Fund commenced operations on April 1, 2025. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to shareholders pursuant to Rule 30b1-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO: audited financial statements as of January 15, 2025, filed with the SEC on Form N-2 on March 6, 2025; and unaudited financial statements for the six-month period ended September 30, 2025, filed with the SEC on Form N-CSRS on December 5, 2025.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per share information.

(3) Not applicable.

(4) NAV per share of Class A Shares $10.15 (3/31/2026) NAV per share of Class D Shares $10.17 (3/31/2026) NAV per share of Class I Shares $10.17 (3/31/2026).

(b) The Fund’s assets will be reduced by the amount of the tendered Shares that are repurchased by the Fund. Thus, income relative to assets may be affected by the Offer.

ITEM 11. ADDITIONAL INFORMATION.

(a) (1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) None.

ITEM 12. EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

HarbourVest Private Investments Fund

By:	/s/ Monique Austin
Name: Monique Austin
Title: Trustee, Chief Executive Officer & President

May 15, 2026

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Fund to shareholders in connection with the Fund’s acceptance of tenders of Shares.

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